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                                  ENDORSEMENT

This endorsement becomes part of the policy to which it is attached.

The following replaces the first paragraph of the Face Amount Decrease subsection of the DEATH BENEFIT section.

    For the purpose of this provision, "Coverage Segment" refers separately to the initial Face Amount and any increase in Face Amount. Subject to other requirements described in this section, the Face Amount may be decreased if there are one or more Coverage Segments eligible for decrease. A Coverage Segment is eligible for decrease only if:

    . it has attained the fifth anniversary of its effective date; or . its effective date is preceding the date this endorsement was added to your policy.

    If there are Coverage Segments eligible for decrease you may, by Written Request, decrease the Face Amount. In such case, we will decrease the Face Amount by decreasing or eliminating the Coverage Segments eligible for decrease in the reverse order in which they arose. The effective date of the decreased Face Amount will be the first Monthly Payment Date on or following the date we receive the Written Request.

The Cost of Insurance Rates subsection of the ACCUMULATED VALUE section is hereby replaced by the following.

    Cost of Insurance Rates - The current monthly Cost of Insurance Rates will be determined by us. These rates will not exceed the Guaranteed Maximum Monthly Cost of Insurance Rates shown in the Policy Specifications section. Cost of Insurance Rates will apply uniformly to all members of the same class. Class is determined by a number of factors, including the Insured's Age, Risk Classification, Policy Date and policy duration. Any changes in the Cost of Insurance Rates will apply uniformly to all members of the same class.

Signed for Pacific Life Insurance Company,


            /s/ Thomas C. Sutton                       /s/ Audrey L. Milfs

     Chairman and Chief Executive Officer                    Secretary





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